UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARCH 3, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road

Central Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒     Form 20-F            ☐     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes             ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On October 30, 2009, CDC Corporation (the “Company”) initiated a lawsuit in the Superior Court of DeKalb County, State of Georgia (the “Georgia Case”) against Evolution Capital Management LLC and certain of its affiliates (“Evolution”). On February 26, 2009, the Company and Evolution filed a joint stipulation of dismissal whereby the first amended complaint and counterclaims in the Georgia Case were dismissed without prejudice.

On March 2, 2010, the Company filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of the Notes held by them, together with accrued, retroactive and default interest (the “New York Case”). Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in the New York Case.

On March 2, 2010, the Company filed a memorandum of law in opposition to Evolution’s motion for summary judgment in the New York Case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2010

CDC CORPORATION

By:	/s/ DONALD L. NOVAJOSKY
Name: Title:	Donald L. Novajosky Vice President & Associate General Counsel